June 22, 2016

Daniel L. Gordon

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, NE

Washington, D.C. 20549

SUBJECT:

Response to your comment letter

PennyMac Mortgage Investment Trust

Form 10-K for the fiscal year ended December 31, 2015

Filed February 29, 2016

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2016

File No. 001-34416

Dear Mr. Gordon:

I am writing in response to your letter dated June 10, 2016 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the fiscal year ended December 31, 2015 and the Company’s Definitive Proxy Statement on Schedule 14A.

Set forth below are the Company’s responses to the staff’s comments. For ease of review, each staff comment is reprinted in bold face and is followed by the corresponding response from the Company.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.	We note your response in your letter dated July 31, 2014, in which you state that in future Exchange Act periodic filings you will disclose your leverage ratio. We further note that you disclosed your leverage ratio in your earnings slide presentations for the fourth quarter of 2015 and first quarter of 2016. To the extent this metric is a key performance or liquidity indicator, please include disclosure of this metric in future Exchange Act periodic reports.

The Company’s response to this comment has been consolidated with the response to the second comment below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 83

2.	We note your disclosure regarding the amount at risk relating to your debt financing on page 84, as well as your risk factor disclosure regarding haircuts under your repurchase agreements under the heading “We finance our investments with borrowings, which may materially and adversely affect our return on our investments and may reduce cash available for distribution to our shareholders” on page 17.

In future Exchange Act periodic reports, to the extent material, please identify your period end weighted average haircut and discuss any trends in these rates between periods.

In future filings, the Company will present a comparative table including the percent of invested assets pledged, the advance rate against pledged assets and its leverage ratio within the Liquidity and Capital Resources section of its Exchange Act periodic filings.

Any material trends in these data elements will be discussed. The table including data from March 31, 2016 and December 31, 2015 is shown below:

As of March 31, 2016 and December 31, 2015, the Company financed its investments in mortgage-backed securities, mortgage loans acquired for sale at fair value, mortgage loans at fair value, mortgage loans at fair value held by a variable interest entity (“VIE”), mortgage servicing rights, excess servicing spread, real estate acquired in settlement of loans and restricted cash held in a VIE with sales under agreements to repurchase, a mortgage loan participation and sale agreement, notes payable and asset-backed financing; and the Company also financed its investments as of December 31, 2015 with Federal Home Loan Bank advances, as follows:

	March 31, 2016	December 31, 2015
	(dollars in thousands)
Assets financed and pledged	$5,353,877	$5,231,476
Total assets in classes of assets financed	$5,518,671	$5,376,068
Secured borrowings (1)	$4,009,416	$3,947,125
Percentage of invested assets pledged	97%	97%
Advance rate against pledged assets	75%	75%
Leverage ratio (2)	3.01x	2.81x

(1)	Excludes the effect of unamortized debt issuance costs.
(2)	All borrowings divided by shareholders’ equity at period end.

The advance rate against pledged assets is the complement of the haircut rate and is used more often than the haircut to communicate the ability of the Company to utilize borrowings against a particular asset class. While we deem the variance between the advance rates against pledged assets to not be material for the above periods, we will discuss any trends in these rates between periods if the variance becomes material.

Note 3 – Significant Accounting Policies – Credit Risk Transfer, page F-10

3.	We note that transfers of mortgage loans subject to CRT agreements receive sale accounting upon fulfillment of the criteria for sale recognition. Please provide to us a detailed analysis to support your conclusion that sale accounting is appropriate for these transactions in light of the retention of a portion of the credit risk.

The Company enters into credit risk transfer (“CRT”) agreements with the Federal National Mortgage Association (“Fannie Mae”), pursuant to which the Company sells pools of mortgage loans into Fannie Mae-guaranteed securitization trusts (the “Fannie Mae Trusts”), through a consolidated special purpose entity (“SPE”), while retaining a portion of the credit risk (the credit guarantee) underlying such mortgage loans in exchange for a portion of the contractual guarantee fee normally charged by Fannie Mae. The credit guarantee provides for the Company to absorb losses up to a specified maximum severity and is funded by the Company in the form of restricted cash contributed to and held by the SPE at the time of the loan sale to Fannie Mae. The Company evaluated the transfer and sale of the mortgage loans to Fannie Mae under the CRT agreements to determine if those transactions meet the criteria for sale recognition under the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Section 860, Transfers and Servicing (“ASC 860”).

The Company has typically transferred mortgage loans to Fannie Mae without sharing in the credit risk and those transfers are accounted for as sales in accordance with ASC 860-10-40. The terms and conditions of the transfer and servicing of the mortgage loans in the CRT agreements differ from those of a typical Fannie Mae sales transaction as (i) the mortgage loans are transferred to Fannie Mae through an SPE instead of directly by the Company; (ii) restricted cash is deposited and retained in the SPE as collateral for the credit guarantee obligation; and (iii) the transactions contain a derivative that represents the difference between the fair value of the cash inflows from a portion of the interest on the underlying mortgage loans and the fair value of the cash outflows from any payments on the credit guarantee that are retained and owned by the Company. In the case of the mortgage loans subject to CRT agreements, such mortgage loans were first transferred on a servicing-retained basis to a consolidated SPE, which then sold the mortgage loans to Fannie Mae and those mortgage loans are subject to the typical requirements of the Fannie Mae Selling/Servicing Guide. The Company’s continuing involvement is in the form of the servicing obligation, representations and warranty obligations and the credit guarantee for which the Company receives a portion of the interest cash flows on the underlying mortgage loans that would otherwise be retained by Fannie Mae. The restricted cash deposits and the derivative are retained in the consolidated SPE. As such, additional analysis was required to evaluate whether these mortgage loan transfers should be accounted for as sales or as secured financing arrangements.

The Company concluded that transfers of mortgage loans to the Fannie Mae Trusts under CRT agreements should be accounted for as sales and de-recognition of the mortgage loans by the Company is appropriate under accounting principles generally accepted in the United States (“GAAP”) upon meeting the criteria for sale recognition contained in ASC 860-10-40-5, which include the following:

•	The transferred financial assets have been legally isolated from the transferor.

•	Each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange the asset and provides more than a trivial benefit to the transferor.

•	The transferor and its consolidated affiliates do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

Further, the Company concluded that the existence of the credit guarantee did not cause consolidation of the Fannie Mae Trusts holding the mortgage loans. That is, the Company is not the primary beneficiary of the Fannie Mae Trusts (VIEs) under ASC Section 810, Consolidations, because Fannie Mae has the power to direct the most significant activities of the Fannie Mae Trusts in the same manner as any other transfer of mortgage loans that does not include the credit guarantee.

Accounting Analysis

Isolation of transferred financial assets

Under ASC 860-10-40-5(a), de-recognition of transferred financial assets is appropriate only if the available evidence provides reasonable assurance that the transferred financial assets have been put presumptively beyond the reach of the powers of (1) a bankruptcy trustee or (2) other creditors of the transferor or any other consolidated affiliate of the transferor that is not a special-purpose corporation or other entity designed to make remote the possibility that the other entity would enter bankruptcy or other receivership.

In the context of U.S. bankruptcy laws, a true sale opinion (“TSO”) from an attorney is often required to support a conclusion that transferred financial assets are isolated from the transferor, any of its consolidated affiliates included in the financial statements being presented, and its creditors. A non-consolidation opinion (“NCO”) is often also required if the transfer is to an affiliated entity to support a conclusion that the entity holding the transferred financial assets exists separately from the transferor and substantive consolidation of the entity holding the transferred financial assets and liabilities would not be required in the event of the transferor’s bankruptcy or receivership.

The evaluation of whether the transferred mortgage loans were isolated from the Company was based on an analysis of the legal considerations of the terms of the mortgage loan sales and the Company’s continuing involvement. The Company obtained both a TSO and NCO from an outside law firm to evidence that legal isolation was achieved in the asset transfer between the Company and the SPE.

The TSO concluded that a true sale at law occurs on each date that the Company transfers mortgage loans and receives consideration with a fair value equal to the fair value of the mortgage loans transferred. At each transfer date, the Company achieves legal isolation and de-recognizes the mortgage loans from its balance sheet. The receipt and subsequent sale of all Fannie Mae MBS for cash equivalent to the fair value of those securities, the issuance of the interest-only strip security in exchange for the credit guarantee, which together are accounted for as a derivative financial instrument, and the restricted cash pledged to secure the credit guarantee were not determined to preclude legal isolation. Similar to the TSO, the NCO concluded that the transferred mortgage loans will not be consolidated into the SPEs’ bankruptcy estates after the Company transfers mortgage loans and receives consideration with a fair value equal to the fair value of the mortgage loans transferred.

Transferee’s right to pledge or exchange

Under ASC 860-10-40-5(b), a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale if each transferee has the right to pledge or exchange the assets (or beneficial interests) it receives and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

The Company evaluated whether there are any restraints put on the assets (i.e., mortgage loans or MBS) sold to the transferees (i.e., the mortgage loans transferred to Fannie Mae or the resulting MBS sold to nonaffiliates). Upon consummation of a transfer, the transferee (or in this case, the beneficial interest holders of the MBS) should have the ability to freely pledge or exchange the assets.

Fannie Mae does not have the ability to pledge or exchange the mortgage loans from the Fannie Mae Trusts. However, because the transferee’s sole purpose is to engage in securitization, we considered whether the MBS investors are able to pledge or exchange their beneficial interests. Based on the sale agreements and the sale of the MBS to nonaffiliates, the MBS investors have the right to pledge or exchange the MBS received. The Company considered examples in the accounting literature of conditions that both constrain the transferee and presumptively provide the transferor with more than trivial benefits. Based on a review of the sale agreements and the sale of the MBS to third parties, the Company did not identify any constraints or contingencies on the MBS investors (i.e., provisions prohibiting selling or pledging a transferred loan receivable, contractual constraints that narrowly limit timing or terms, freestanding call options or forward purchase-sale contracts, or deep-in-the-money written put options).

Effective control

Under ASC 860-10-40-5(c), a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale when the transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

Management determined that the Company no longer maintained effective control over the assets sold to the Fannie Mae Trusts as:

•	The Fannie Mae Selling/Servicing Guide does not require the Company to repurchase the transferred assets before their maturity.

•	The Company does not have a unilateral right to repurchase the mortgage loans, except when mortgage loan defects are discovered, thereby subjecting those loans to the requirements of the sale agreements’ representations and warranties. Such representations and warranties are standard for mortgage loan sale transactions under the Fannie Mae Selling/Servicing Guide.

•	The sale agreements do not contain any of the following terms that would maintain effective control over the transferred assets:

•	Call options;

•	Agreements to repurchase or redeem the transferred financial assets;

•	Ability to unilaterally cause the return the transferred financial assets;

•	Removal-of-accounts provision where the transferor can reclaim assets previously transferred; or

•	Ability of transferee to require the transferor to repurchase at a favorable price.

•	The sale agreements do include a 10% cleanup call option, which is permitted under the Fannie Mae Selling/Servicing Guide and such a feature does not preclude sale accounting under GAAP.

Definitive Proxy Statement on Schedule 14A

4.	We note your disclosure regarding individual equity-based awards to your named executive officers. In future filings, please expand your disclosure to describe the basis for each individual equity-based award to your named executive officers, including how you determined the specific amounts.

In future filings, the Company will expand the disclosure in its definitive proxy statement on Schedule 14A to describe the basis for each individual equity-based award granted to its named executive officers and how the specific amounts were determined.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer